From: David Sandberg
Sent: Monday, June 22, 2009 12:22 PM
To: 'l.mazz@verizon.net'
Cc: 'James S. Gladney'; 'Tennyson, Peter J.'
Subject: response?

Dear Lou,

Jim Gladney informed me that you proactively emailed him immediately pursuant to last Thursday's earnings call informing him you had been looking forward to his questions (you emailed him 23 minutes after the call's start time, writing:
"Was looking forward to your questions. L." Unless I am mistaken - and if so, please correct me - I will assume your email reflected your expectation that Mr. Gladney (and others) would be provided with an opportunity to communicate with management on this call. As you are aware, on Friday (the day after the earnings call), I cc'd you on an email I wrote to Dick Snyder where I inquired
- among other things - as to why at least six individuals (and others from message boards) were not permitted to ask questions on Asure's earnings call on Thursday. As I am sure you are also aware, opening calls for questions from the audience is customary with public earnings calls and is consistent with every earnings call Asure has provided at least since you personally joined the Board back in 2003.

Assuming your email to Mr. Gladney confirms the intent was to maintain industry (and Asure) standard practice and allow questions on the earnings calls, can you inform us as to when a new call will be held which offers shareholders (such as Mr. Gladney and others) this opportunity? Alternatively, if callers were intentionally blocked from asking questions we would appreciate this information as well as we need to understand why this is the first time since you joined the Board that shareholders have been denied their right to ask questions. Given your pro-active, real-time communication and interaction with Jim Gladney I felt that you would be the right person to contact, especially as Dick Snyder has not replied to this same inquiry.

For reference, as Asure set a July 10 record date (just 20 days prior to the upcoming Annual Meeting vs. 50 days prior for all other meetings decided by this same Board) and recently reported its earnings, we believe there is plenty of time for management to hold this important call with the investing public in the near-term. Consistent with past calls, we expect this would take under one hour. As a large shareholder, communication with the management team of a company I have invested real dollars with is of great importance, especially given the expectation for this type of communication on at least a quarterly basis. Given the contested proxy, I am happy to have Red Oak and Pinnacle employees abstain from asking questions so as to not place Asure's management in difficult situations facing tough questions from us in a public forum. Again, our interest is in allowing shareholders as a whole to ask questions about a company which they collectively own. Your timely reply as to whether this was intentional or was an error - and will be corrected - is appreciated. A brief email will suffice.

David

David Sandberg
Portfolio Manager
Red Oak Partners, LLC
dsandberg@redoakpartners.com
(212) 614-8952 direct
(646) 773-6277 cell
(646) 390-6784 fax
654 Broadway, Suite 5
New York , NY 10012